Filed pursuant to Rule 253(g)(2)

File No. 024-11441

SUPPLEMENT DATED APRIL 21, 2021

TO THE

OFFERING CIRCULAR DATED MARCH 31 2021

OF

INNOVEGA INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 31, 2021 of Innovega Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to provide that once the Company has sold and closed on a minimum of $750,000 in shares it may accept direct investments from qualified subscribers.

In the Plan of Distribution and Selling Security Holders section of the Offering Circular, the following sentence is added to the last sentence in the paragraph under caption Other Terms:

“If a purchase is made by means other than the Online Platform, investors will not be charged the non-refundable Transaction Fee equal to 2% of the amount they invest (up to $300).”

Additionally in the Plan of Distribution and Selling Security Holders Section of the Offering Circular, the following sentence replaces the last sentence under the caption Investors’ Tender of Funds and Return of Funds:

“In order to invest you will be required to agree to the terms of the offering, the subscription agreement, Amended and Restated Stockholders’ Agreement and any other relevant exhibits attached thereto. After the minimum offering amount has been reached, the Company may accept direct investments. This condition prevents the Company from accepting any direct investment subscriptions until the minimum offering amount has been reached. Notice that the minimum offering amount has been reached will be posted to the Company’s offering page on the Online Platform. For direct investments, investors may choose to provide funds directly to the company in exchange for shares of the Series A-1 Preferred Stock, as described in the Subscription Agreement filed as Exhibit 4.2 of the Offering Statement, along with execution and delivery of such Subscription Agreement.”